Exhibit 99.1
SCHEDULE B
TRANSACTIONS IN THE COMMON STOCK EFFECTING DURING THE PAST 60 DAYS BY THE REPORTING PERSON

The following table sets forth all transactions in the Common Stock effected since the most recent filing of Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers, and the price per share does not include brokerage commissions and transaction costs.

Name of Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
Globalharvest Holdings Venture Ltd.	6/16/2025	352,558	$12.43
Globalharvest Holdings Venture Ltd.	6/17/2025	169,708	$12.45
Globalharvest Holdings Venture Ltd.	6/18/2025	319,954	$12.56